                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA GROUP: REVISED CALENDAR OF COMPANY EVENTS FOR TELECOM ITALIA, TIM AND TI MEDIA

Milan, December 31, 2004 – Telecom Italia, TIM and Telecom Italia Media announce that the calendars of company events for 2005 announced previously have been revised to take into account the plan to restructure the Group.

Telecom Italia Calendar for 2005

•

January 3 to 21: Telecom Italia cash tender offer for TIM ordinary and savings shares.

•

After January 21 (on conclusion of the offer period): Board Meeting to take the necessary decisions to initiate the integration process.

A Shareholders’ Meeting shall be convened to adopt the merger plan if the Board of Directors considers that the number of offer acceptances is sufficiently high to implement the restructuring programme. The day after the Board makes any such decision, the conversion rights associated with the “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso” bonds shall be suspended as per regulations.

•

February 24: Board of Directors meeting to examine the accounts for the year ending December 31, 2004. Therefore their approval will be added to the items on the agenda for the Shareholders’ Meeting already convened to adopt the merger plan.

Expansion of the meeting agenda to include the proposal to adopt the annual accounts entails the substitution of the “general” suspension provisions referred to above with specific provisions regarding the suspension of the conversion rights associated with the “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso” bonds, in case Shareholders’ Meetings are convened to pass resolutions on the distribution of dividends.

These conversion rights shall be reinstated between February 25, 2005 and March 10, 2005 inclusive. Applications for conversion will be suspended once more between March 11 and April 18, 2005 (the ex dividend date) inclusive.

•

April 5, 6 and 7: a Shareholders’ Meeting called to adopt:

*

the 2004 accounts;

*

the merger of TIM into Telecom Italia.

•

April 18: ex dividend date.

•

May 9: Board of Directors meeting to examine the 2004 Annual Report (drafted in accordance with US regulations) and the first-quarter 2005 report.

•

Late June: the merger of TIM becomes effective.

•

July 26: Board of Directors meeting to examine the preliminary first-half figures.

•

September 8: Board of Directors meeting to examine the first-half report.

•

November 8: Board of Directors meeting to examine the third-quarter report.

A conference call presenting the accounts to the financial community is customarily held on the day following the Board’s approval of the accounts.

Note: Telecom Italia is paying out dividends for 2004 in April 2005, rather than in May 2005 as previously announced.

TIM calendar for 2005

•

January 3 to 21: Telecom Italia cash tender offer for TIM ordinary and savings shares.

•

After January 21: (following conclusion of the acceptance period for the Telecom Italia offer regarding TIM shares): the Board of Directors meets to pass the resolutions necessary for commencing TIM’s integration into Telecom Italia. This will include the convocation of a Shareholders’ Meeting to approve the merger plan.

•

February 24: the Board of Directors meets to examine the accounts for the year ending December 31, 2004, to be added to the items on the previously announced agenda for the Shareholders’ Meeting called to adopt the merger plan.

•

April 5: a Shareholders’ Meeting is called to:

*

approve the 2004 accounts;

*

appoint the Board of Directors and Board of Auditors;

*

approve the merger with and into Telecom Italia.

•

April 18: ex dividend date.

•

May 5: the Board of Directors meets to examine the first-quarter report.

•

Late June: the merger into Telecom Italia becomes effective.

A conference call presenting the accounts to the financial community is customarily held on the day of their approval by the Board.

Note: TIM is paying out dividends for 2004 in April 2005, rather than in May 2005 as previously announced.

TI Media calendar for 2005

•

February 23: Board of Directors meeting to examine accounts data for the year ending December 31, 2004.

•

April 4: a Shareholders’ Meeting is called to:

*

approve the 2004 accounts;

*

appoint the Board of Directors;

*

appoint the external auditors.

•

May 6: Board of Directors meeting to examine the first-quarter report.

•

July 22: Board of Directors meeting to examine preliminary first-half data.

•

September 6: Board of Directors meeting to examine the first-half report.

•

November 4: Board of Directors meeting to examine the third-quarter report.

A conference call presenting the accounts to the financial community is customarily held on the day of their approval by the Board.

*

*

*

The companies intend to make use of the dispensation from publishing fourth-quarter 2004 and second-quarter 2005 reports, and instead to publish draft annual company and Group accounts for 2004 within 90 days of the end of the financial year, and the 2005 first-half report no later than 75 days after the end of the first-half accounting period.

Any alterations to this timetable shall be announced in good time.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 31th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager